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                                                                  EXHIBIT (A)(5)


FOR IMMEDIATE RELEASE

        ACORN PRODUCTS ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

     COLUMBUS, Ohio, May 5, 2003 -- Acorn Products, Inc. ("Acorn") announced today that Acorn Merger Corporation ("AMC"), an affiliate of investment funds controlled by Oaktree Capital Management, LLC, has completed the "short form" merger of AMC into Acorn. Under the terms of the merger, Acorn stockholders who are not stockholders of AMC will receive $3.50 per share in cash after delivering their Acorn shares to a designated paying agent. Stockholders of record will be sent written procedures for exchanging their certificate for cash within 10 days. Additionally, Acorn's common stock will no longer be traded on the Nasdaq Stock Market.

     Acorn Products, Inc., through its operating subsidiary UnionTools, Inc., is a leading manufacturer and marketer of non-powered lawn and garden tools in the United States. Acorn's principal products include long handle tools (such as forks, hoes, rakes, and shovels), snow tools, posthole diggers, wheelbarrows, striking tools, and cutting tools. Acorn sells its products under a variety of well-known brand names, including Razor-Back(TM), Union(TM), Yard 'n Garden(TM), and Perfect Cut(TM). In addition, Acorn manufactures private label products for a variety of retailers. Acorn's customers include mass merchants, home centers, buying groups, and farm and industrial suppliers.

     Razor-Back(TM), Union(TM), Yard 'n Garden(TM), and Perfect Cut(TM) are registered trademarks of Acorn.

Contact: John G. Jacob, Vice President and Chief Financial Officer of Acorn Products, Inc. (614) 222-4400.